Exhibit 99.1

NEWS RELEASE TRANSMITTED BY CCN DISCLOSURE

FOR:       Sierra Wireless, Inc.

TSX:  SW

Nasdaq:  SWIR

July 21, 2004

Sierra Wireless Reports Second Quarter 2004 Results

VANCOUVER, BRITISH COLUMBIA – Sierra Wireless, Inc. (NASDAQ:  SWIR, TSX:  SW) is reporting better than expected second quarter results, including revenue of $51.6 million, a profit of $6.0 million and positive cash flow from operations.

Our results are reported in US dollars and are prepared in accordance with United States generally accepted accounting principles.

“We are pleased to report very strong revenue and earnings for the second quarter of 2004 and to provide guidance for further top and bottom line growth in the third quarter.  Demand for our PC Card, embedded module and mobile product lines are fueling these results, particularly in North America”, said David Sutcliffe, Chairman and Chief Executive Officer.  “We began commercial shipments of our Voq Professional Phone at the end of the second quarter, we expect to commence shipments of our new AirCard 775 for EDGE networks this quarter, and we will continue to invest in coming quarters in new product and market development.  Our financial results are now meeting or exceeding our key long term business model objectives, approximately a year earlier than expected, and we intend to continue developing the business on the twin principles of profitability and growth.”

Results for the second quarter of 2004, relative to company guidance provided on April 19, 2004:

Second quarter revenue for 2004 of $51.6 million was better than our guidance range of $48 to $50 million.  Gross margin was 40.5%, higher than our guidance range of 39.0% to 40.0%.  Our net earnings of $6.0 million, or diluted earnings per share of $0.23, exceeded our guidance range of net earnings between $4.0 and $4.3 million, or diluted earnings per share of $0.15 to $0.16.  Our cash flow from operations was $8.2 million, consistent with our guidance of positive cash flow.

Results for the second quarter of 2004, compared to the second quarter of 2003:

Second quarter revenue increased by 149% to $51.6 million in 2004, from $20.7 million for the same period in 2003.  Gross margin remained stable at 40.5% compared to 40.2%.  Operating expenses were $13.5 million in the second quarter of 2004, compared to $7.5 million for the same period in 2003.  Net earnings for the second quarter of 2004 were $6.0 million, or diluted earnings per share of $0.23, compared to net earnings of $0.9 million, or diluted earnings per share of $0.05, in the second quarter of 2003.

Operating expenses for the second quarter of 2004 were $13.6 million, excluding an additional Metricom recovery of $0.15 million.  Net earnings for the second quarter of 2004, excluding this amount, were $5.9 million, or diluted earnings per share of $0.22.  Our results for the second quarter of 2004 also included a foreign exchange loss of approximately $0.3 million.

Our revenue increased in the second quarter of 2004, compared to the second quarter of 2003 due primarily to an increase in sales of PC card and mobile products to North American customers.  Our margin remained stable in the second quarter of 2004 as strong PC card and mobile product margins offset the impact of lower margin OEM products. Our operating expenses increased in the second quarter of 2004, compared to the second quarter of 2003 due to increased revenue, the acquisition of AirPrime, Inc. in August 2003, and costs related to the development of new products, including EDGE and the Voq Professional Phone.

Results for the second quarter of 2004, compared to the first quarter of 2004:

Revenue for the three months ended June 30, 2004 amounted to $51.6 million, compared to $41.6 million in the first quarter of 2004, an increase of 24%.  Gross margins were $20.9 million or 40.5% in the second quarter of 2004, compared to $16.8 million or 40.3% in the first quarter of 2004.  Operating expenses were $13.5 million in the second quarter of 2004, compared to $11.6 million in the previous quarter.  Operating expenses, excluding the additional Metricom recovery, were $13.6 million in the second quarter of 2004, compared to $12.9 million, excluding the TPC funding related to 2003 and the additional Metricom recovery, in the first quarter of 2004.

Net earnings were $6.0 million for the second quarter of 2004, compared to net earnings of $4.6 million for the previous quarter.  Excluding the Metricom recovery, net earnings for the second quarter of 2004 were $5.9 million, or diluted earnings per share of $0.22, compared to net earnings, excluding TPC funding related to 2003 and the Metricom recovery, of $3.3 million, or diluted earnings per share of $0.13 in the previous quarter.

Second Quarter Highlights Included:

Progress on products for CDMA 2000 networks and channels:

•                  We received new orders from Audiovox Communications Corporation for an additional supply of our PC5220 Wireless Wide Area Network 1xEV-DO PC Cards. The new orders total approximately $29.0 million with deliveries expected to begin in the third quarter of 2004 and extend into the fourth quarter of 2004.

•                  Together with Sprint, we announced the commercial availability of the Sprint PCS Connection Card by Sierra Wireless (PC 3300) for use on the enhanced Sprint Nationwide PCS Network. Optimized for superior laptop performance, the Sprint PCS Connection Card model PC3300 offers mobile customers fast and reliable wireless data access to the Internet, email and other corporate applications from laptop computers.

•                  We announced that VeriFone, Inc., a worldwide leader in electronic payment solutions, selected the Sierra Wireless EM3420, a CDMA2000 1X embedded wireless module, to wirelessly enable VeriFone’s Omni family of wireless point of sale terminals. This high-speed, always-on family of terminals allows mobile retailers to execute secure debit and credit card transactions anywhere there is CDMA2000 1X coverage.

•                  Alaska Communications Systems Group, Inc. announced the introduction of Wireless Broadband Access – a broadband wireless data service based on CDMA 1xEV-DO that utilizes a Sierra Wireless AirCard® 580 wireless wide area network PC card and a laptop.

Progress on products for GSM/GPRS/EDGE networks and channels:

•                  We signed an agreement with Adino Telecom Limited, India’s premier broadband solutions company, to distribute the Sierra Wireless AirCard 750 wide area wireless PC Card and the rugged MP 750 GPS modem, for use on GSM and GPRS networks, and the new AirCard 775 PC Card for EDGE networks, to customers in India.

Progress on the Voq Professional Phone™:

•                  The new Voq Professional Phone, a Microsoft Windows Mobile™ based SmartPhone developed by Sierra Wireless, began commercially shipping to KPN in Europe at the end of the second quarter.

•                  We have extended our agreement with Network Electronics S.E.A. Pte Ltd to sell and distribute the Voq Professional Phone to mobile professionals in Singapore - making Network Electronics the first to offer the Voq Professional Phone in Asia. The Voq Professional Phone has received regulatory approval from the Infocomm Development Authority of Singapore and will be available to Network Electronics’ customers in Singapore in the third quarter of 2004 for use on GSM/GPRS networks.

•                  The Voq Professional Phone was awarded the Excellence in Product Innovation Award from the British Columbia Technology Industries Association. The annual award acknowledges a superior innovation or discovery in advanced technology and demonstrates an alternative solution or a next stage development in technology.

•                  Shortly after quarter end, we announced distribution agreements with Brightpoint and Cellstar to distribute the Voq Professional Phone in the North American market.  In addition, we announced network approval for the Voq on the AT&T Wireless GSM/GPRS network.  We expect to begin commercial shipments in the US early in the third quarter.

Other

•                  We issued common shares of Sierra Wireless when we acquired AirPrime, Inc. in August 2003.  Certain shareholders receiving those common shares were subject to escrow and lock-up provisions.  Given the continuing success of the integration of AirPrime, we consented to release approximately 0.5 million lock-up shares on August 12, 2004, earlier than the scheduled release date of November 12, 2004.  The release of escrow shares remains unchanged.

Financial Guidance

We are providing our guidance for the third quarter of 2004 that reflects our current business indicators and expectations.  Inherent in this guidance are risk factors that are described in detail in our regulatory filings.    Our actual results could differ materially from those presented below.  All figures are approximations based on management’s current beliefs and assumptions and are subject to change.

Q3 2004 Guidance

Revenue	$57 million
Gross margin	39% - 40%
Operating expenses	$14.8 million
Net earnings	$6.4 million
Diluted earnings per share	$0.24

Cash flow from operations	Positive

Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties.  These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact.  Our expectations regarding future revenues and earnings depend upon our ability to develop, manufacture, supply and market new products that we do not produce today and that meet defined specifications.  When used in this press release, the words “plan”, “expect”, “believe”, and similar expressions generally identify forward-looking statements.  These statements reflect our current expectations.  They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market.  In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

About Sierra Wireless

Sierra Wireless is a leader in delivering highly differentiated wireless solutions that enable our customers to improve their productivity and lifestyle.  Sierra Wireless develops and markets AirCard, the industry-leading wireless PC card line for portable computers; embedded modules for OEM wireless applications; the MP line of rugged vehicle-mounted connectivity solutions and Voq, a line of professional phones with easy-to-use, secure software solutions for mobile professionals. For more information on Sierra Wireless, visit our web site at www.sierrawireless.com.  For more information on Voq professional phones, visit our web site at www.voq.com.

“AirCard” and “Voq” are trademarks of Sierra Wireless, Inc.  Other product or service names mentioned herein may be the trademarks of their respective owners.

Conference Call and Instant Replay

We will host a conference call to review our results on July 21, 2004 at 2:30 PM PDT, 5:30 PM EDT.  To participate in this conference call, please dial the following toll free number approximately five minutes prior to the commencement of the call:

1-888-458-1598   Passcode:  38226#

or

1-403-232-6311   Passcode:  38226#

Should you be unable to participate, Instant Replay will be available for seven business days following the conference call by dialing:

1-877-653-0545  Conference Reference #:  233093#

or

1-403-232-0933  Conference Reference #:  233093#

We look forward to having you participate in our call.

FOR FURTHER INFORMATION PLEASE CONTACT:

Sierra Wireless, Inc.

David G. McLennan

Chief Financial Officer

(604) 231-1185

Website: www.sierrawireless.com

Email: dmclennan@sierrawireless.com

INDUSTRY : CMT

SUBJECT : ERN

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit

(Expressed in thousands of United States dollars, except per share amounts)

(Prepared in accordance with United States generally accepted accounting principles (GAAP))

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003

Revenue	$51,595	$20,736	$93,236	$40,886
Cost of goods sold	30,680	12,405	55,519	24,615
Gross margin	20,915	8,331	37,717	16,271

Expenses
Sales and marketing	4,386	2,590	8,559	5,319
Research and development, net	5,991	2,947	10,730	5,696
Administration	2,534	1,451	4,598	3,068
Amortization	563	546	1,199	1,099
	13,474	7,534	25,086	15,182
Earnings from operations	7,441	797	12,631	1,089

Other income (expense)	(40)	167	44	271
Earnings before income taxes	7,401	964	12,675	1,360
Income tax expense	1,384	54	2,088	89
Net earnings	6,017	910	10,587	1,271
Deficit, beginning of period	(66,739)	(73,203)	(71,309)	(73,564)
Deficit, end of period	$(60,722)	$(72,293)	$(60,722)	$(72,293)

Earnings per share for the period:
Basic	$0.24	$0.06	$0.42	$0.08
Diluted	$0.23	$0.05	$0.41	$0.08

Weighted average number of shares (in thousands)
Basic	25,221	16,375	25,103	16,365
Diluted	26,248	16,754	26,138	16,736

SIERRA WIRELESS, INC.

Consolidated Balance Sheets

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

	June 30, 2004	December 31, 2003
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$106,132	$70,358
Short-term investments	15,657	14,760
Accounts receivable	28,638	21,566
Inventories	2,935	1,511
Prepaid expenses	3,226	2,223
	156,588	110,418

Long-term investments	—	24,639
Fixed assets	8,217	5,985
Intangible assets	14,903	14,620
Goodwill	20,067	19,706
Deferred income taxes	500	500
Other assets	2,510	—
	$202,785	$175,868

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$5,837	$5,966
Accrued liabilities	34,909	22,221
Deferred revenue and credits	172	399
Current portion of long-term liabilities	984	1,328
Current portion of obligations under capital lease	430	141
	42,332	30,055

Long-term liabilities	1,862	2,266
Obligations under capital lease	242	—

Shareholders’ equity:
Share capital	218,262	214,047
Warrants	1,538	1,538
Deficit	(60,722)	(71,309)
Accumulated other comprehensive loss	(729)	(729)
	158,349	143,547
	$202,785	$175,868

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Prepared in accordance with United States GAAP)

(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2004	2003	2004	2003
Cash flows from operating activities:
Net earnings for the period	$6,017	$910	$10,587	$1,271
Adjustments to reconcile net earnings to net cash provided by operating activities
Amortization	1,538	1,383	3,168	2,721
Loss (gain) on disposal	9	2	(5)	2
Accrued warrants	—	161	—	329
Changes in operating assets and liabilities
Accounts receivable	(6,438)	(5,809)	(7,436)	(2,084)
Inventories	(839)	3,129	(1,424)	2,314
Prepaid expenses	(3,780)	115	(3,513)	121
Accounts payable	3,203	1,817	(129)	2,381
Accrued liabilities	8,550	1,407	12,472	(182)
Deferred revenue and credits	(78)	(173)	(227)	(69)
Net cash provided by operating activities	8,182	2,942	13,493	6,804

Cash flows from investing activities:
Business acquisitions	—	(792)	—	(792)
Proceeds on disposal	5	4	5	4
Purchase of fixed assets	(2,031)	(214)	(3,534)	(357)
Increase in intangible assets	(351)	(712)	(1,597)	(1,314)
Purchase of long-term investments	(4,358)	—	(21,369)	—
Proceeds on disposal of long-term investments	42,969	—	46,186	—
Purchase of short-term investments	(13,933)	(10,222)	(21,159)	(10,222)
Proceeds on maturity of short-term investments	12,472	—	20,364	—
Net cash provided by (used in) investing activities	34,773	(11,936)	18,896	(12,681)

Cash flows from financing activities:
Issue of common shares	1,021	—	4,215	41
Repayment of long-term liabilities	(445)	(702)	(830)	(1,158)
Net cash provided by (used in) financing activities	576	(702)	3,385	(1,117)

Net increase (decrease) in cash and cash equivalents	43,531	(9,696)	35,774	(6,994)
Cash and cash equivalents, beginning of period	62,601	37,543	70,358	34,841
Cash and cash equivalents, end of period	$106,132	$27,847	$106,132	$27,847